Name:		Donald Ratajczak

Address:		4893 Riverdale Rd., Suite 260
		Atlanta, GA  30337

Company:	Morrison Fresh Cooking, Inc. (MFC)

Position:	Director

Statement for
Month/Year:	January, 1997

NON-DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1.	Title of Security:		Common Stock

	Transaction Date:		12-31-96

	Transaction Code:	P

	Security Acquired (A)
	or Disposed (D) of:	Acquired

	Amount:			10,000

	Price:			$4.50

	Ownership Form:		Direct


	AMOUNT OF SECURITIES BENEFICIALLY
	OWNED AT END OF MONTH:				13,427.7194 - Direct

DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1. 	Title of Security:	Stock Option (Right to Buy)

	Conversion or
	Exercise Price of
	Derivative Security:

	Transaction Date:

	Transaction Code:

	Number of Derivative
	Securities Acquired
	(A) or Disposed (D) of:

	Date Exercisable:

	Expiration Date:

	Title:			Common Stock

	Amount of Shares:

	Price of Derivative
	Security:

	NUMBER OF DERIVATIVE SECURITIES
	BENEFICIALLY OWNED AT END OF MONTH:	3950

	Ownership Form of Derivative Security
	Direct (D) or Indirect (I):					D